Exhibit 99.1

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tél. : + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tél. : + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tél. : + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tél. : + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tél. : + 33 (0) 1 47 44 71 49

Paul NAVEAU

Tél. : + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tél. : + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tél. : + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Papua New Guinea: Total Enters Two Significant Gas Discoveries

in the Asia-Pacific Region

Paris, December 6, 2013 – Total today announces the signature of a farm-in agreement with InterOil Corporation that gives it a 61.3% interest in Petroleum Retention License (PRL) 15 in Papua New Guinea. The Elk and Antelope gas fields, two of the biggest finds in the Asia-Pacific region in recent years, were discovered in the license in 2006 and 2009 respectively.

Total and InterOil Corporation retain the flexibility to farm-down an aggregate of up to a 19.3% interest (before any election by the government to exercise its option to join the project with a 22.5% interest) to a strategic partner.

The common objective of Total, who will operate the project, and InterOil, is to complete the delineation of the two discoveries and to continue to explore for new resources in the license area. Depending on the results, this could lead to a final investment decision by 2016 for the development of the fields and the construction of a liquefaction plant located onshore on the Gulf of Papua.

In addition, Total has an option to take an interest in Petroleum Prospecting Licenses PPL 236, PPL 237 and PPL 238 in the same area.

“Following Total’s entry into exploration in Papua New Guinea in 2012, this new acquisition of an interest in significant discovered resources is an exciting opportunity for Total to develop a new gas production and liquefaction hub in the Asia-Pacific region, where gas demand is very dynamic”, stated Yves-Louis Darricarrère, President Upstream at Total. “Total will leverage its technology and experience in major LNG projects to reinforce its long-term production post-2020.”

Total will pay $470 million for a 42% interest (32.5% if the government executes its option to join the project) with a contingent payment estimated by Total at approximately $590 million. The transaction remains subject to the approval of the Papua New Guinea government.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tél. : + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tél. : + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tél. : + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tél. : + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tél. : + 33 (0) 1 47 44 71 49

Paul NAVEAU

Tél. : + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tél. : + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tél. : + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total in Papua New Guinea

In October 2012, Total acquired from Oil Search Limited a 40% stake in the PPL 234 and PPL 244 offshore permits, 50% in the PRL 10 offshore permit and an option for 35% in the PPL 338 and PPL 339 onshore permits (in the same area as the Elk and Antelope gas fields and PPLs 236, PPL 237 and PPL 238).

In April 2012, Total Marketing & Services created a new affiliate in Papua New Guinea, with offices in Port Moresby. Total Marketing & Services had been marketing lubricants in the country via a distributor arrangement for several years. The new affiliate will allow Total to more effectively support its mining and manufacturing customers in implementing their development projects in Papua New Guinea, which is enjoying strong economic growth.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com